UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Yingli Green Energy Holding Company Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	001-33469
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China	071051
(Address of principal executive offices)	(Zip Code)

Yiyu Wang, Chief Financial Officer Telephone: (86 312) 8929-700 Facsimile: (86 312) 8929-800 No. 3399 Chaoyang North Street Baoding 071051, Hebei Province, People’s Republic of China
(Name and telephone number, indicating area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

This Form SD has been prepared by Yingli Green Energy Holding Company Limited (herein referred to as “Yingli Green Energy,” the “Company,” “we,” “us,” or “our”). The information of this Form SD, together with any Exhibits hereto, includes the activities of all majority-owned subsidiaries that are required to be consolidated in the financial statements of the Company.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A.  Company Overview

We are one of the world’s leading solar panel, or photovoltaic (PV) module, manufacturers. Our current products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems, and starting from 2012, to development and operation of solar projects. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules and PV systems under our own brand names, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, the United States, Germany, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea and Belgium. Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China.

B.  Products Overview

Our product lines are classified in the following categories: PV cells, PV modules and PV systems (including certain components or auxiliaries thereof).

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. We generally use all of our PV cells in the production of our PV modules. However, we occasionally also sell PV cells to other entities.

A PV module is an assembly of PV cells that are electrically interconnected by ribbons and bus bars, laminated and framed in a durable and weatherproof package by using glasses, back sheets, aluminum frames and EVAs, together with junction boxes and cables. Currently, most of our PV modules are made with PV cells produced by us and a small portion of our PV modules were made with PV cells we purchased from third-party suppliers. PV modules are our major products.

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected with system components or auxiliaries such as batteries, lamps, capacitor, cables and printed circuit board, to produce and store electricity. Generally almost all PV modules used in our PV systems are produced by us. In order to focus on our core PV products and their components, we source most components or auxiliaries of PV systems from third-party manufacturers. However, we also manufacture some controllers, inverters through our subsidiary, Beijing Green Tech Co., Ltd., or Green Tech.

Based upon our internal assessment, the PV cells we produce do not contain conflict minerals but the PV modules and PV systems we manufacture or contract to manufacture contained conflict minerals. Accordingly, for the purposes of this Form SD, only our PV modules and PV systems were considered.

C.  Supply Chain Overview

Tin, tantalum, tungsten and gold (Conflict Minerals or 3TG) contained in the PV modules and PV systems we manufacture or contract to manufacture were contained in components or auxiliaries supplied by third-party manufacturers. We did not process Conflict Minerals in our products. In order to manage the scope of our supply chain review, we rely upon our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy, which could be found at www.yinglisolar.com/en/about/sustainability/. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We have performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. Almost all suppliers were required to provide the specifications, data sheets, material safety data sheets or other applicable documents in order to identify the composition of the materials supplied to us.

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According to the information we gathered, we defined the scope of our conflict minerals due diligence by identifying and reaching out to certain suppliers that provide materials that are likely to contain 3TG. We used the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI) for reference and adopted a questionnaire (“Questionnaire”) that is substantially the same as the reporting templates, and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our PV modules and PV system manufacturing in 2015.

D.  Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

We have taken the following steps as part of our reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”): (a) listed out the subsidiaries that manufacture products; (b) list out the materials used during the production of the products of such subsidiaries; (c) determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by us (“Necessary Conflict Minerals”); (d) identified the suppliers whose products contained Necessary Conflict Minerals; (e) sent the Questionnaires to these suppliers and requested them provide information on the origin of the Necessary Conflict Minerals included in their products; and (f) analyzed whether the Necessary Conflict Minerals used by us during the reporting period may have originated from the Covered Countries.

We conducted an analysis of our products and found that our PV modules and PV systems contain tin, tantalum and gold, but do not contain tungsten. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

After having conducted a good faith reasonable country of origin inquiry, we have noticed that all suppliers claimed that the Conflict Minerals did not originate from the Covered Countries.

Therefore, based on our reasonable country of origin inquiry, we have no reason to believe that our Necessary Conflict Minerals may have originated in the Covered Countries.

E. Publicity

This specialized disclosure report on Form SD is publicly available at www.yinglisolar.com/en/about/sustainability/.

Item 1.02 Exhibit

Section 2 – Exhibits

Item 2.01 Exhibits

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Yingli Green Energy Holding Company Limited
(Registrant)

By:	/s/ Yiyu Wang	Date:	May 28, 2016

Name: Yiyu Wang

Title: Chief Financial Officer

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